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April 24, 2012

By Electronic Transmission

Securities and Exchange Commission

Office of Mergers and Acquisitions

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Peggy Kim, Esq.

Re:	Allos Therapeutics

Amendment No. 1 to Schedule TO filed on April 16, 2012

Schedule TO filed on April 16, 2012

Filed by Sapphire Acquisition Sub, Inc. and

Spectrum Pharmaceuticals, Inc.

File No. 005-60251

Dear Ms. Kim:

We are counsel to Sapphire Acquisition Sub, Inc. and Spectrum Pharmaceutical, Inc. (collectively, the “Bidders”), and on behalf of the Bidders we are submitting this letter in response to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated April 19, 2012, with respect to the Bidders’ Tender Offer Statement on Schedule TO that was filed with the Commission on April 16, 2012 (as amended, the “Schedule TO”). We are concurrently filing Amendment No. 2 to the Schedule TO (the “Schedule TO Amendment”) in response to the Staff’s comments.

The text of the Staff’s comments has been included in this letter in italics for ease of reference, and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. For your convenience, our response to each of the numbered comments is set forth immediately below each numbered comment.

Hong Kong	London	Los Angeles	Munich	New York	Palo Alto	San Francisco	Shanghai	Washington, D.C.

Securities and Exchange Commission

April 24, 2012

Offer to Purchase

General

1. We note that section 4.02 of the Tender and Voting Agreement provides for the payment of up to $25,000 to cover fees and expenses in connection with the tender and voting agreement and the transactions contemplated by the Merger Agreement, which would include the tender offer. Please advise as to how this payment is consistent with Rule 14d-10(a)(2), which requires that the consideration paid to any security holder for securities tendered in the tender offer is the highest consideration paid to any other security holder for securities tendered in the tender offer. In this regard, please further describe the specific types of costs, fees and expenses that will be reimbursed. Please advise as to whether any of the costs, fees and expenses are payable in connection with the tender offer or are calculated based on the securities tendered in the tender offer, such as transfer agent or broker fees.

Response: The Bidders have been advised that no fees and expenses will be sought for reimbursement pursuant to the Tender and Voting Agreement other than fees and expenses of the stockholders’ outside legal counsel, which the Bidders submit is not consideration paid for securities tendered in the tender offer. The Bidders have revised the disclosure appearing on page 58 of the Offer to Purchase to clarify that only outside legal fees and expenses are anticipated to be reimbursed pursuant to this provision. Please see revision (5) of the Schedule TO Amendment.

Source and Amount of Funds, page 26

2. Please revise to state the total amount of funds required to pay for all of the shares tendered in the offer if the offer is fully subscribed, and revise to clarify whether the Senior Secured Facility covers this total amount.

Response: The Bidders have revised the disclosure appearing on page 26 of the Offer to Purchase in response to the Staff’s comment. Please see revision (3) of the Schedule TO Amendment.

Conditions of the Offer, page 63

3. We note the bidders’ right to waive conditions. If the bidders decide to waive any material conditions, please note that they must expressly announce their decision in a manner reasonably calculated to inform security holders of the waiver. In this regard, it appears that the waiver of the Minimum Condition or the HSR condition would constitute a material change requiring that at least five business days remain in the offer after such waiver. Please provide us with the bidders’ views on this issue and whether or not waiver of the remaining conditions will constitute a material change. See Rule 14d-4(d).

Securities and Exchange Commission

April 24, 2012

Response: The Bidders acknowledge the requirement that the Bidders must announce any decision to waive a material condition, including the Minimum Condition or the HSR condition, in a manner reasonably calculated to inform security holders of the waiver. The Bidders further acknowledge that in the event of any waiver of a condition to the tender offer, the applicable Exchange Act rules may require that the tender offer be extended to the extent the waiver constitutes a material change to the tender offer and the tender offer would not otherwise remain open for a period sufficient for security holders to become reasonably informed of such change.

The Bidders confirm that they will comply with Rule 14d-4 as set forth in the Offer to Purchase on page 12: “If the Purchaser makes a material change in the terms of the Offer or the information concerning the Offer, or if it waives a material condition to the Offer, the Purchaser will disseminate additional Offer materials and extend the Offer to the extent required by Rules 14d-4(d), 14d-6(c) and 14e-1 under the Exchange Act.”

4. A tender offer may be conditioned on a variety of events and circumstances, provided that they are not within the direct or indirect control of the bidder, and are drafted with sufficient specificity to allow for objective verification that the conditions have been satisfied. Please revised the last condition regarding a written agreement to terminate or postpone acceptance for payment since it is not apparent that shareholders will understand what events or non-events would “trigger” the condition, allowing you to abandon the offer. Please also revise to clarify how the Purchaser would be able to postpone acceptance for payment and still comply with Rule 14e-1(c) which requires prompt payment.

Response: The Bidders have revised the disclosure appearing on page 63 of the Offer to Purchase in response to the Staff’s comment. Please see revision (6) of the Schedule TO Amendment.

* * * * * * * *

The Bidders acknowledge that they are responsible for the adequacy and accuracy of the disclosure in the Schedule TO, and that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Schedule TO. The Bidders acknowledge that they may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing has been responsive to the Staff’s comments. Should you have any questions relating to any of the foregoing with regard to the Bidders or the Schedule TO, please feel free to contact me by phone at (312) 862-2340 or by facsimile at (312) 862-2200.

Securities and Exchange Commission

April 24, 2012

Sincerely,

/s/ R. Scott Falk, P.C.

R. Scott Falk, P.C.

cc:	Eva H. Davis, Esq., Kirkland & Ellis LLP
Rajesh C. Shrotriya, M.D., Spectrum Pharmaceuticals, Inc.